Exhibit 99.1

May 18, 2026

Dear Alpha Tau Medical Ltd. Shareholders:

We cordially invite you to attend the annual general meeting of shareholders (the “Meeting”) of Alpha Tau Medical Ltd. (the “Company”), to be held on June 23, 2026, at 4:00 p.m., Israel time, at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel.

The Company’s notice of the Meeting, as published on May 18, 2026, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (“Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on May 12, 2026, are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, or vote over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Uzi Sofer
Chairman of the Board of Directors and Chief Executive Officer

Alpha Tau Medical Ltd.

Kiryat HaMada St. 5 Jerusalem 9777605, Israel

Notice of Annual General Meeting of Shareholders

To be Held on June 23, 2026

Dear Alpha Tau Medical Ltd. Shareholders:

We cordially invite you to attend the annual general meeting of shareholders (the “Meeting”) of Alpha Tau Medical Ltd. (the “Company”), to be held on June 23, 2026, at 4:00 p.m. (Israel time), at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel. The telephone number at that address is +972 (3) 577-4115.

The following matters are on the agenda for the Meeting:

(1)	To re-elect each of David Milch and Ruth Alon as Class II directors, to hold office until the close of the Company’s Annual General Meeting of Shareholders in 2029, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law 5759-1999 (the “Companies Law”);

(2)	To re-approve the Company’s Compensation Policy for Executive Officers and Directors;

(3)	To approve the re-appointment of Uzi Sofer, our Chief Executive Officer, to continue serving as Chairman of the board of directors of the Company (the “Board”);

(4)	To approve a compensation package for Uzi Sofer, our Chief Executive Officer and Chairman;

(5)	To approve the extension of terms of certain options for directors and officers of the Company; and

(6)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 12, 2026, or if you otherwise hold ordinary shares of the Company, no par value (“Shares”) through a broker, trustee or other nominee at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on May 12, 2026, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

After careful consideration, our Board unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Notwithstanding the aforementioned, under the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange), only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to election or removal of a director from the Board. Such request made by an eligible shareholder must be received by us no later than May 25, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investors” portion of our website https://www.alphatau.com or at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, upon prior notice and during regular working hours (telephone number: +972 (3) 577-4115) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on June 22, 2026, to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors

/s/ Uzi Sofer
Chairman of the Board of Directors and Chief Executive Officer

Dated: May 18, 2026

Alpha Tau Medical Ltd.

Kiryat HaMada St. 5 Jerusalem 9777605, Israel

Proxy Statement

Annual General Meeting of Shareholders

To Be Held on June 23, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Alpha Tau Medical Ltd. (the “Company” or “Alpha Tau”) to be voted at the 2026 annual general meeting of shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on June 23, 2026, at 4:00 p.m. (Israel time), at our headquarters at 5 Kiryat Hamada St., Jerusalem, 9777605, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available on or about May 18, 2026, to holders of our ordinary shares, no par value (“Shares”) on May 12, 2026 (the “Record Date”).

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 12, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	To re-elect each of David Milch and Ruth Alon as Class II directors, to hold office until the close of the Company’s Annual General Meeting of Shareholders in 2029, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law 5759-1999 (the “Companies Law”);

(2)	To re-approve the Company’s Compensation Policy for Executive Officers and Directors;

(3)	To approve the re-appointment of Uzi Sofer, our Chief Executive Officer, to continue serving as Chairman of the board of directors of the Company (the “Board”);

(4)	To approve a compensation package for Uzi Sofer, our Chief Executive Officer and Chairman;

(5)	To approve the extension of terms of certain options for directors and officers of the Company; and

(6)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On May 12, 2026, we had a total of 90,325,876 Shares issued and outstanding. Each Share outstanding as of the close of business on May 12, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Amended and Restated Articles of Association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described above in the Notice) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals set forth in this proxy statement.

The approval of Proposals No. 2 and 3 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of each such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of such Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against each such Proposal not exceeding two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than solely by means of serving as a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, alone or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company as to whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals No. 2 and 3), please notify Rebecca Becker, VP Legal, at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, telephone: +972 (3) 577-4115, or by email at legal@alphatau.com. If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such Proposal even if the general meeting of shareholders has voted against its approval, provided that the Board’s compensation committee (“Compensation Committee”), and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are duly voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not duly voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date personally or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Each Share is entitled to one vote on each Proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any Share, the right to vote at the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet - If you are a shareholder of record as of the Record Date, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By Mail - If you are a shareholder of record as of the Record Date, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record as of the Record Date whose Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, or Continental Stock Transfer & Trust Company receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 22, 2026.

If you provide specific instructions (by clearly marking a box) with regard to the proposals set forth in this proxy statement, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving clear and specific instructions, your Shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of our Articles.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 12, 2026, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 18, 2026. Certain officers, directors, employees and agents of the Company may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Continental Stock Transfer & Trust Company or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investors” portion of our website, https://www.alphatau.com. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your Shares, you may contact Investor Relations at IR@AlphaTau.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Shares beneficially owned by all persons known by us to beneficially own more than 5% of our Shares, as of the dates specified below, based on public filings or information provided to us by such shareholders. The percentage of shares beneficially owned is based on 90,325,876 Shares outstanding as of May 12, 2026.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
All 5% or Greater Shareholders, Directors and Named Executive Officers
Oramed Ltd. (1)	17,706,335	18.9%
Uzi Sofer(2)	14,687,982	15.8%
Raphi Levy(3)	1,735,101	1.9%
Yona Keisari(4)	656,278	*
Robert Den(5)	1,640,207	1.8%
Amnon Gat(6)	935,460	1.0%
Ronen Segal(7)	1,050,950	1.2%
Michael Avruch(8)	1,839,548	2.0%
Ruth Alon(9)	163,112	*
S. Morry Blumenfeld(10)	369,040	*
Maya Netser(11)	15,727	*
Alan Adler(12)	267,636	*
David Milch(13)	290,855	*
Nadav Kidron(14)	16,721	*
All executive officers and directors as a group (13 persons)	23,668,617	24.0%

*	Less than one percent (1%) of our outstanding ordinary shares.
(1)	Based on information provided to the Company by the reporting person, consists of (i) 14,110,121 ordinary shares and 3,237,000 warrants to purchase ordinary shares held by Oramed Ltd. exercisable within 60 days of May 12, 2026, and (ii) 359,214 ordinary shares held by Oramed Pharmaceuticals Inc. (the “Oramed entities”). The Oramed entities have shared voting and shared dispositive power over 14,469,335 shares. Oramed Ltd. directly holds the ordinary shares of the Company. Oramed Pharmaceuticals Inc. is the sole owner of Oramed Ltd. The principal business address of Oramed Pharmaceuticals Inc. is 1185 Avenue of the Americas, 3rd Floor, New York, NY, 10036. The principal business address of Oramed Ltd. is 20 Mamilla Avenue, 3rd Floor, Jerusalem, 9414904, Israel.
(2)	Consists of (i) 11,515,314 ordinary shares and (ii) 3,172,668 ordinary shares subject to RSUs or options, which are exercisable within 60 days of May 12, 2026.
(3)	Consists of 1,735,101 ordinary shares subject to RSUs or options, which are exercisable within 60 days of May 12, 2026.
(4)	Consists of (i) 503,489 ordinary shares and (ii) 152,789 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.
(5)	Consists of 1,640,207 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.
(6)	Consists of 935,460 ordinary shares subject to RSUs or options, which are exercisable within 60 days of May 12, 2026.
(7)	Consists of 1,050,950 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.
(8)	Consists of (i) 1,196,574 ordinary shares held directly by Mr. Avruch, (ii) 321,020 ordinary shares held by Mr. Avruch’s spouse, and (iii) 321,954 ordinary shares subject to RSUs or options granted to Mr. Avruch, which are exercisable within 60 days of May 12, 2026.
(9)	Consists of 163,112 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.
(10)	Consists of (i) 47,086 ordinary shares and (ii) 321,954 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.
(11)	Consists of 15,727 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.
(12)	Consists of 267,636 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.
(13)	Includes (i) 163,112 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026, (ii) 88,743 ordinary shares held by Healthcare Capital Sponsor LLC (the “Sponsor”), and (iii) 39,000 warrants to purchase ordinary shares held by the Sponsor, exercisable within 60 days of May 12, 2026. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the ordinary shares and warrants held of record by the Sponsor and may be deemed to have beneficial ownership of the ordinary shares and warrants held directly by the Sponsor. However, Dr. Milch disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(14)	Consists of 16,721 ordinary shares subject to RSUs or options exercisable within 60 days of May 12, 2026.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2025 by our five (5) most highly compensated executive officers, see Item 6.B. “Compensation of Executive Officers and Directors” of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on March 9, 2026 (the “Annual Report”), a copy of which is available on our website at https://www.alphatau.com/sec-filings.

CORPORATE GOVERNANCE

Overview

Alpha Tau is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles provide that we may have no fewer than three (3) and no more than eleven (11) directors, as may be fixed from time to time by the Board. Upon the close of the Meeting, and subject to each of David Milch and Ruth Alon’s re-elections, as Class II directors at the Meeting, our Board will consist of eight (8) directors, including Alan Adler, S. Morry Blumenfeld, Nadav Kidron, David Milch, Ruth Alon, Maya Netser, Michael Avruch and Uzi Sofer. Five (5) of our current non-executive directors, Alan Adler, S. Morry Blumenfeld, David Milch, Ruth Alon and Maya Netser, are independent under the Nasdaq corporate governance rules that require, among other things, that a majority of our directors be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
✔	Emphasize pay-for-performance with annual incentive bonuses being subject to the attainment of objective pre-established performance measures	✔	Cap cash bonus payments and annual equity-based compensation
✔	Set annual incentive targets to our chief executive officer based on objective performance measures	✔	Regularly review the executive compensation and peer group data
✔	Maintain a majority independent Board	✔	Offer equity and cash compensation which we believe appropriately incentivizes our executive officers to deliver both short-term and long-term shareholder value
✔	Maintain entirely independent Board committees

For more information regarding our Board, its committees and our corporate governance practices, see Item 6.C. “Directors, Senior Management and Employees—Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Our Board currently has eight (8) directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Alan Adler, S. Morry Blumenfeld and Nadav Kidron, and their terms will expire at the meeting of shareholders to be held in 2028;

●	the Class II directors are David Milch and Ruth Alon, and their terms will expire at the Meeting; and

●	the Class III directors are Michael Avruch, Maya Netser and Uzi Sofer, and their terms will expire at the meeting of shareholders to be held in 2027.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect David Milch and Ruth Alon.

If re-elected at the Meeting, each of Dr. Milch and Ms. Alon will serve until the 2029 Meeting, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles and the Companies Law.

In accordance with the Companies Law, each of Dr. Milch and Ms. Alon has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company, taking into account the size and special needs of the Company.

During 2025, each of the directors standing for re-election at the Meeting attended 100% of our Board meetings.

The nominating and governance committee of our Board recommended that each of Dr. Milch and Ms. Alon be re-elected at the Meeting as a Class II director for a term to expire at the 2029 Meeting, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles and the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Dr. Milch and Ms. Alon is set forth below:

David M. Milch, M.D. has served as a member of our board of directors since March 2022. Dr. Milch has been a self-employed independent investor in the life sciences and technology areas for the past 30 years. Recently, Dr. Milch pursued a number of media opportunities, as the lead investor, including Mila-Media, BeTerrific! and others. In 2014, Dr. Milch invested in the first biopharma spinout from well-known genomics research leader Jackson Laboratories, Cyteir Therapeutics, with co-investors Celgene Corporation, Venrock, Silverlake and others. In 2010, Dr. Milch established the Dr. David M. Milch Foundation to serve “Tikkun Olam” (healing the world) in two primary areas: Arts for Social Impact which focuses on film, theater, and other modes of creativity, and Youth Mentoring, which helps foster leadership development and civic responsibility. Dr. Milch received his B.S. in Biology at Stanford University in 1976 and his M.D. from Harvard Medical School in 1981. We believe that Dr. Milch’s financial and industry experience qualify him to serve on our board of directors.

Ruth Alon has served on our Board since March 2022. Ms. Alon is currently the founder and CEO of Medstrada. From 1997 and until September 24, 2016, Ms. Alon served as a General Partner in Pitango Venture Capital, leading its healthcare investments. Prior to her tenure at Pitango, Ms. Alon held senior positions with Montgomery Securities from 1981 to 1987, Kidder Peabody & Co. from 1987 to 1993, Genesis Securities, LLC from 1993 to 1996, and managed her own independent consulting business in San Francisco in the medical devices industry from 1995 to 1996. Ms. Alon was the founder and Chairperson of Israel Life Science Industry, a not-for-profit organization representing the mutual goals of the then-approximately 1,000 Israeli life science companies. She was also the co-founder of the Israeli Advanced Technology Industries (IATI), an umbrella organization of the hi-tech and life sciences industries in Israel, which includes venture capital funds, R&D centers of multinational corporations and others. She currently serves on the boards of Silexion Therapeutics (NASDAQ: SLXN), Treos Bio (privately held), Angiolutions Therapeutics (privately held), CorNeat Vision (privately held), and Brainsgate (privately held) (as Chairperson). Ms. Alon has a B.A. in Economics from the Hebrew University of Jerusalem, Israel, an M.B.A. from Boston University, and an M.S. from the Columbia University School of Physicians and Surgeons. She is a creator and has served as Chairperson of the globally esteemed BioMed Israel Conference for over 20 years. We believe Ms. Alon’s financial and capital markets experience with healthcare companies qualify her to serve on our board of directors.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-elect each of David Milch and Ruth Alon as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association and the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of David Milch and Ruth Alon as a Class II director for a term to expire at the 2029 Meeting.

PROPOSAL 2

RE-APPROVAL OF COMPANY’S COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of engagement of its office holders. Our office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law.

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years, except in connection with a company becoming a publicly traded company, in which case a company’s compensation policy may remain effective for a period of five years. The current compensation policy was approved by our shareholders, and became effective on March 7, 2022, immediately prior to the closing of the transactions effected under the merger agreement, dated as of July 7, 2021, by and among Healthcare Capital Corp., a Delaware corporation, Alpha Tau and Archery Merger Sub, Inc., whereby, as a result, the Company became a publicly listed company. If re-approved by the shareholders, the current compensation policy will be ratified upon the close of the Meeting and remain in effect for a period of three years.

Under the Companies Law, the adoption of the proposed compensation policy requires the approval of the Company’s compensation committee, the Board, and our shareholders, in that order. The shareholders’ approval is further subject to the fulfillment of special voting requirements, as detailed under ‘Vote Required for Approval of Each of the Proposals’ above.

Following a review of the compensation policy by our Compensation Committee and Board, the Compensation Committee and Board re-approved, and recommended that our shareholders re-approve, the compensation policy in the form attached hereto as Appendix A.

Our current compensation policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives for our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

The proposed compensation policy is substantially identical to our current compensation policy, as previously approved by our shareholders, with only editorial changes, clarifications, and minor adjustments. The primary difference is the simplification of the clawback provisions, which are now addressed in a separate policy as required by stock exchange rules.

Our Compensation Committee and Board believe that by approving the proposed compensation policy, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as officers or members of our Board, especially given the high demand for experienced and talented executives in the Israeli market.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, as reflected in Appendix A attached hereto.

The Companies Law allows the Board to approve this Proposal No. 2 even if the general meeting of shareholders has voted against its approval, provided that the Compensation Committee, and thereafter the Board, each determines, based on detailed arguments and after having reconsidered the matter, that approving such proposal is in the best interest of the Company. Only in special circumstances prescribed by the Companies Law, and subject to certain conditions, can the Compensation Committee and Board override the shareholders’ decision to oppose this Proposal No. 2.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-approve the compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-approval of the compensation policy for the Company’s directors and officers, as detailed in the Proxy Statement.

PROPOSAL 3

RE-APPOINTMENT OF MR. UZI SOFER, OUR CHIEF EXECUTIVE OFFICER, TO CONTINUE SERVING AS CHAIRMAN OF THE BOARD OF DIRECTORS

Background

The Companies Law provides that the chief executive officer of a public company may only serve as the chairperson of the board of directors of the same company if such appointment is approved and ratified by its shareholders. This approval may be effective for a period of five years following the date on which a private company became a publicly traded company, and subsequently for additional periods of up to three years.

In accordance with sections 95(a) and 121(c) of the Companies Law, in order for Mr. Sofer to continue serving as Chairman while continuing to serve as Chief Executive Officer, shareholder approval must be obtained, which approval may be given for renewable periods not exceeding three (3) years each.

At the Meeting, shareholders will be asked to approve the re-appointment of Mr. Uzi Sofer as Chairman of the Board, in addition to his role as the Chief Executive Officer of the Company, for a three-year period, commencing as of the date of the Meeting.

Proven Track Record

As Co-founder, Chief Executive Officer and Chairman since our founding in 2015, Mr. Sofer’s leadership, deep understanding of the Company’s business and operations and domain expertise have been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the Nominating Committee and the Board believe that the current structure, which combines the roles of Chairman and Chief Executive Officer, leverages Mr. Sofer’s unique experience to promote optimal alignment of strategic development and execution, accountability for success or failure and responsiveness to changing market dynamics.

Our Nominating Committee and Board believe that renewal of the current structure aligns with shareholder interests and long-term Company value creation. In making this determination, our Nominating Committee and Board considered, among other things, the following factors:

●	Mr. Sofer’s deep understanding of the Company’s business and operations as our Co-founder and Chief Executive Officer and Chairman since our founding;

●	Mr. Sofer’s extensive background and experience in the biomedical industry;

●	Mr. Sofer’s success in maintaining an effective management team, creating new and successful leadership and maintaining a stable corporate culture;

●	The ongoing, long-term, active and committed contributions of Mr. Sofer to our sustained growth and long-term success; and

●	Mr. Sofer’s expected contributions to our future growth.

Strong Board Oversight

The Nominating Committee and the Board believe that the combination of the Chairman and Chief Executive Officer positions has in no way impeded, and will not impede, the Board’s independent and effective oversight.

The Board believes that its leadership structure promotes effective and timely communication between the Board and management team, and increased effectiveness and agility in the execution of the Company’s growth strategy. It is important to reiterate that both the Board and its committees have direct access to various Company executives, the broader management team and key functions. We believe that this level of access strengthens oversight at the Board level and helps ensure strong corporate governance, thus protecting shareholder interests, in line with the Company’s strategic plan to create long-term value for shareholders.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve that Mr. Uzi Sofer, be re-appointed as Chairman, in addition to his role as the Chief Executive Officer of the Company for a three-year period as described in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Mr. Uzi Sofer as Chairman, in addition to his role as the Chief Executive Officer of the Company for a three-year period as described in the Proxy Statement.

PROPOSAL 4

APPROVAL OF A COMPENSATION PACKAGE FOR MR. UZI SOFER, OUR CHIEF EXECUTIVE OFFICER AND CHAIRMAN

Background

The Companies Law requires that the terms of service and employment of an executive officer who also serves as a director, be approved by the company’s compensation committee, board of directors, and the shareholders of the company.

The proposed terms of compensation for our Chief Executive Officer and Chairman, Uzi Sofer, were approved first by our Compensation Committee and then by the Board, while considering, among other factors, Mr. Sofer’s performance and contribution to us in general, his experience, the terms of our currently effective compensation policy, and other factors as required by the Companies Law.

In accordance with and subject to our compensation policy, as part of a long-term retention plan and in light of Mr. Sofer’s performance and contribution to the Company since its founding, it is proposed to approve the following compensation package for Mr. Sofer:

(i)	an increase of Base Salary up to 25% from 163,909 NIS per month to 204,886 NIS per month, effective as of January 1, 2026 (the “Base Salary”);

(ii)	an annual cash bonus of up to 100% of the updated annual Base Salary; and

(iii)	an annual equity grant in any form permitted under the Company’s equity incentive plan in effect from time to time with an annual value of up to 325% of the updated annual Base Salary to which Mr. Sofer is entitled in the grant year, with an exercise price equal to the 30-trading day average closing price on the date of grant.

(collectively, the “CEO Compensation Package”).

The Compensation Committee and the Board have determined that the CEO Compensation Package described above is (i) in the best interest of the Company and (ii) reasonable and appropriate in light of Mr. Sofer’s qualifications and experience and his anticipated contributions to the advancement of the Company’s activities.

The shareholders vote on this matter is binding under Israeli law and not merely advisory. If this proposal is not approved by the requisite majority of the shareholders, the Company will not be authorized to adopt the CEO Compensation Package as described in this proxy statement.

The proposed CEO Compensation Package is in line with our current and proposed compensation policy as approved by our shareholders attached hereto as Appendix A, and is currently proposed for re-approval.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the compensation package for Mr. Uzi Sofer, our Chief Executive Officer and Chairman, for a three-year period as detailed in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the terms of the CEO Compensation Package for Mr. Sofer, our Chief Executive Officer and Chairman, as described in the Proxy Statement.

PROPOSAL 5

APPROVAL TO GRANT THE BOARD AUTHORITY TO GRANT EXTENSIONS OF TERMS OF CERTAIN OPTIONS FOR DIRECTORS AND OFFICERS

Background

The Company maintains equity incentive plans under which stock options are granted to its directors and officers as a key component of their compensation, designed to align their interests with long-term shareholder value. These options typically have specified exercise periods. The Board and Compensation Committee recognize that circumstances may arise where extending the exercise terms of outstanding options could be beneficial to the Company, particularly for retention purposes, to reflect long-term strategic objectives, or in response to market conditions. Such extensions are intended to provide flexibility in managing the Company’s equity compensation programs.

This Proposal aims to enable the Board to extend the exercise periods of outstanding share options granted to directors and officers. Certain outstanding options — granted in prior years and still held by their respective grantees — are approaching the end of their original exercise periods. Absent an extension, option holders may be compelled to exercise and sell their options simultaneously, resulting in a concentrated, market-disruptive event that does not reflect individual investment decisions or long-term alignment with the Company. Granting the Board authority to extend the exercise periods in its discretion allows holders to make more deliberate, staggered decisions, better aligned with their personal circumstances and the Company’s long-term interests. This Proposal aims to allow for such extensions in a manner that is not intended to be treated as new or additional compensation for director and officer compensation purposes. This approach reflects the understanding that an extension of an existing grant is fundamentally distinct from the issuance of a new grant, and should not be counted toward annual compensation limits or give rise to unintended compensation charges or adverse tax implications, where legally and accounting-wise feasible.

The Board and Compensation Committee have reviewed this Proposal and believe it is in the best interests of the Company and its shareholders, as it enhances the Company’s ability to retain and encourage its key personnel.

The shareholders are being asked to approve the Board’s authority to grant extensions to the exercise terms of certain outstanding share options granted to the Company’s directors and officers, each such extension for a period of up to ten (10) years, from the date of expiry, all in the Board’s sole discretion.

The proposed Board authority set forth in this Proposal is in line with our current and proposed compensation policy as approved by our shareholders attached hereto as Appendix A and as is currently proposed for re-approval.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the Board’s authority to grant extensions in its sole discretion to exercise terms of share options granted to directors and officers, as described in the Proxy Statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the extension of exercise terms of options for directors and officers, as described in the Proxy Statement.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2026, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2024	2025
	(in thousands)
Audit Fees(1)	$220	$251
Audit Related Fees(2)	-	15
Tax Fees(3)	15	21
Total	235	287

(1)	“Audit fees” include fees for the audit of our annual financial statements and review of our interim financial information

(2)	“Audit-related fees” include services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(3)	“Tax fees” include ongoing tax and grant-related advisory, tax compliance and tax planning services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2026, and until the Company’s next annual general meeting of shareholders.

DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also be available to discuss our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at https://www.alphatau.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, on such matters according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investors” section of the Company’s website at https://www.alphatau.com/. Shareholders may obtain a copy of these documents without charge at https://www.alphatau.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Uzi Sofer
Chairman of the Board of Directors and Chief Executive Officer

Dated: May 18, 2026

Appendix A: Compensation Policy

COMPENSATION POLICY

ALPHA TAU MEDICAL LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [_____], 2026)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Alpha Tau Medical Ltd. (“Alpha Tau” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Alpha Tau’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Alpha Tau’s value and otherwise assist Alpha Tau to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Alpha Tau’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Alpha Tau’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Alpha Tau’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Alpha Tau (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Alpha Tau’s objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Alpha Tau’s success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Alpha Tau’s core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Alpha Tau’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Alpha Tau’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Alpha Tau’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Alpha Tau’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Alpha Tau’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Alpha Tau were examined and will continue to be examined by Alpha Tau from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Alpha Tau.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Alpha Tau to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Alpha Tau’s ability to attract and retain highly skilled professionals, Alpha Tau will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to Alpha Tau the list of which shall be reviewed and approved by the Compensation Committee. To that end, Alpha Tau shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Alpha Tau’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Alpha Tau shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Alpha Tau’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Alpha Tau shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Alpha Tau’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.	Alpha Tau may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as meals in the office, newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Alpha Tau’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Alpha Tau’s objectives and business goals.

Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Alpha Tau’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Alpha Tau’s business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses—The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of Alpha Tau’s Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Alpha Tau’s CEO (in lieu of the Compensation Committee) and may be based on company and individual objectives. Measurable performance objectives will include the objectives and the weight to be assigned to each achievement in the overall evaluation, and will be based on actual results. The Company may also grant annual cash bonuses to Alpha Tau’s Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100 % of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200 % of such Executive Officer’s annual base salary.

CEO

9.4.	The annual cash bonus of Alpha Tau’s CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Alpha Tau’s Compensation Committee (and, if required by law, by Alpha Tau’s Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results.

9.5.	The less significant part of the annual cash bonus granted to Alpha Tau’s CEO, and in any event not more than 40% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200 % of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. Alpha Tau may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200 % of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Alpha Tau may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100 % of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Alpha Tau may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100 % of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Alpha Tau shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Alpha Tau’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Alpha Tau and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Alpha Tau is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Alpha Tau’s policies, the main terms of which shall be disclosed in the annual report of Alpha Tau.

12.4.	All other terms of the equity awards shall be in accordance with Alpha Tau’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, including acceleration of awards, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - 325% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers - 215% of his or her annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Alpha Tau’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Alpha Tau may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Alpha Tau may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Alpha Tau may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Alpha Tau may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Alpha Tau for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Alpha Tau may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Alpha Tau all subject to applicable law and the Company’s articles of association.

20.2.	Alpha Tau will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Alpha Tau’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Alpha Tau shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Alpha Tau may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for Alpha Tau’s Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment, or twelve (12) months in the case of the CEO (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.	All Alpha Tau’s non-employee Board members may be entitled to an annual cash fee retainer of up to $30,000 (and up to $50,000 for the chairperson of Alpha Tau’s Board or lead independent director), an annual committee membership fee retainer of up to $20,000, and an annual committee chairperson cash fee retainer of up to $25,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.	Each non-employee member of Alpha Tau’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed $150,000 at the time of approval of the grant by the Board.

26.	All other terms of the equity awards shall be in accordance with Alpha Tau’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of Alpha Tau’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of Alpha Tau’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Alpha Tau to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Alpha Tau and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Alpha Tau may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Alpha Tau and none of the provisions thereof are intended to provide any rights or remedies to any person other than Alpha Tau.